

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 13, 2010

Michael F. Adams
President & CEO
AdvanSource Biomaterials Corporation
229 Andover Street
Wilmington, Massachusetts   01887

      Re: **AdvanSource Biomaterials Corporation**
              Item 4.01 Form 8-K
              Filed October 7, 2010
              File No. 000-28034

Dear Mr. Adams:

      We have completed our review of your Form 8-K and do not, at this time, have any further comments.

                      Sincerely,

                      Brian Cascio
                      Accounting Branch Chief